ARISTOTLE FUNDS SERIES TRUST
11100 Santa Monica Blvd., Suite 1700
Los Angeles, CA 90025
July 18, 2025

Ashley Vroman-Lee
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Aristotle Funds Series Trust (the “Trust”)
File Nos.: 333-269217 and 811-23850
Dear Ms. Vroman-Lee:
This correspondence responds to the comments the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to the Trust’s Post-Effective Amendment No. 14 to its registration statement on Form N-1A filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended (the “Securities Act”), and Amendment No. 15 under the Investment Company Act of 1940, as amended (the “1940 Act”), on May 30, 2025 (the “Amendment”). The Amendment was filed for the purpose of changing the name of Aristotle ESG Core Bond Fund (the “Fund,” and together with other series of the Trust included in the Amendment, the “Funds”) to Aristotle Core Bond Fund, and to make corresponding revisions to the Fund’s principal investment strategy to reflect a change in the Fund’s 80% investment policy pursuant to Rule 35d-1 under the 1940 Act (the “80% Policy”). For your convenience, the Staff’s comments have been reproduced with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General Comment

Comment 1:	Please complete all missing information in the Prospectus and SAI.
Response:	The missing information in the Prospectus and SAI relates to the update of the Funds’ financial statements for the fiscal year ended March 31, 2025 and certain other data, which were not available at the time of the Amendment filing. All missing information will be completed in a filing pursuant to Rule 485(b) under the Securities Act, to be effective immediately upon the effectiveness of the Amendment.
Prospectus

Comment 2:
The Staff notes the Trust filed a supplement to the Fund’s prospectus pursuant to Rule 497(e) under the Securities Act to make material changes. We believe the use of Rule 497 to make material changes is not in compliance with the regulatory requirements, as material changes should be reflected through a Rule 485(a) post-effective amendment. Please also clarify whether the Fund provided 60 days’ notice to its shareholders with respect to the material changes.

Response:
With respect to Fund, the Board approved changes to the Fund’s name, the 80% Policy and related disclosures. To provide Fund shareholders with advance notice of these changes, the Trust filed a supplement to its registration statement on December 19, 2024. The changes were effective on February 17, 2025.

The SEC and the Staff have long acknowledged and even referenced in various releases dating back to the 1980s the ability of a fund to update its registration statement and disclose new information concerning the fund via a supplement[1] as long as such information does not fundamentally or materially change the nature of the fund and its securities offering.

While there is no definitive definition of the types of changes that constitute fundamental or material changes to a fund, the SEC has provided examples of changes it considers appropriate for a supplement versus an amendment to a fund’s registration statement. For example, the Staff stated that if “a new fund designed to invest primarily in domestic equity securities [ . . . ] changes its investment objective and policies so that it becomes an emerging markets fund, a post-effective amendment filed under Rule 485(a), rather than Rule 497 prospectus, should be the vehicle for reflecting the change.” In addition, in connection with the 2001 adoption of Rule 35d-1, the SEC permitted funds to effectuate a change in their 80% investment policies via a supplement.

Accordingly, the Trust considered whether to file a supplement pursuant to Rule 497(e) instead of a post-effective amendment pursuant to Rule 485(a) under the Securities Act, by applying a reasonableness standard with respect to the materiality of the supplemented information. The standard for whether a Rule 497 supplement will be sufficient typically is a question of judgment.[2]

Based on this collective guidance, the Trust made a reasoned determination that the removal of the term “ESG” from the Fund’s name and the change to the 80% Policy (and other changes stemming from that change) did not constitute changes that fundamentally or materially altered the nature of the Fund or its shares. Aside from the consideration of ESG factors, the Fund’s investment objective to seek total return, consisting of current income and capital appreciation, did not change. In addition, there was no change to the Fund’s primary strategy of investing in debt securities to seek to achieve its investment objective and the Fund’s principal risks remain substantially the same. There also were no changes in the Fund’s portfolio management team or fees and expenses. Accordingly, the Trust believes it was appropriate to disclose and effectuate the name and 80% Policy changes in a supplement to its registration statement.

Comment 3:
Please include a separate line item showing Acquired Fund Fees and Expenses (“AFFE”) in the Fees and Expenses of the Fund table if more than 0.01% for the most recent fiscal year, pursuant to Item 3 of Form N-1A.

Response:	The Fund did not have AFFE of greater than 0.01% for the fiscal year ended March 31, 2025.

Comment 4:	When referencing high yield bonds, please also use the term “Junk Bonds” as you have done with other Funds included in the Prospectus.
Response:	The revision has been made as requested.

[1] See Proposing Release: Delayed or Continuous Offering and Sale of Securities, Investment Company Act Release No. 11890 (Aug. 5, 1981) (In the Proposing Release, the SEC noted that it was “aware that staff practice concerning the filing of post-effective amendments and stickers […] has been somewhat flexible depending on the nature of the information to be disclosed or modified and the ability to reflect that information in a […] sticker to the prospectus.”); Proposing Release: Post-Effective Amendments to Investment Company Registration Statements, Investment Company Act Release No. 18722, n.3 (Sep. 21, 1993) (In this release, which proposed to amend the procedures by which mutual funds filed post-effective amendments, the SEC recognized stickering as “another method,” along with filing post-effective amendments, of preventing “prospectuses from becoming stale[.]”).

[2] See e.g., Money Market Fund Reform; Amendments to Form PF, Final Rule, Release No. IC-31166 (July 23, 2014) at 126 (“a fund must update its registration statement to reflect any material changes by means of a post-effective amendment or a prospectus supplement (or ‘sticker’) pursuant to rule 497 under the Securities Act [of 1933]”).

Statement of Additional Information (“SAI”)

Comment 5:
The Staff notes in the discussion of fundamental investment restriction (i) under the Non-Fundamental Summaries of Current Legal Requirements and Interpretations Related to Certain Fundamental Investment Restrictions sub-heading in the “Investment Restrictions” section of the SAI, there is a statement that the Portfolio Optimization Funds “...will consider the concentration of the Underlying Funds and will not [emphasis added] consider securities of other investment companies as a separate industry.” Please note that a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please add disclosure clarifying that a Fund will consider its investment in underlying investment companies when it determines compliance with the Fund’s concentration policies.

Response:
The Trust respectfully notes the applicable disclosure is not intended to mean the Portfolio Optimization Funds will not consider its investments in underlying investment companies when determining compliance with the Fund’s concentration policies. Rather, this disclosure is intended to convey two related, but separate, concepts that are applied when the Funds determine compliance with the fundamental policy of not concentrating in any particular industry: first, that the Portfolio Optimization Funds will consider the concentration of the Underlying Funds (meaning they will look through to the industries of the securities held by the Underlying Funds), and second, that the Portfolio Optimization Funds will not consider the securities issued of other investment companies (i.e., shares of the Underlying Funds) as a separate industry category.

To avoid potential confusion, the Trust has revised the applicable disclosure to read “Further, for purposes of complying with fundamental investment restriction (i), the Portfolio Optimization Funds will look through to the industries of the individual securities held by the Underlying Funds, and will not consider securities issued by other investment companies as a separate industry; the Portfolio Optimization Funds have a policy to not concentrate their investments in any particular industry.”

Comment 6:
The Staff notes a description of the Funds’ policy with respect to purchasing or selling commodities is included in the “Investment Restrictions” section of the SAI, and the Trust has characterized this policy as “non‑fundamental.” It is the Staff’s position that a policy regarding commodities should be fundamental and not non-fundamental. Please either include a fundamental investment restriction regarding commodities or supplementally explain why it is appropriate that a policy regarding commodities is considered non-fundamental. Please see Item 16(c) of Form N-1A and Section 8(b)(1) of the 1940 Act.

Response:
The Trust appreciates the comment but does not believe the restriction can be changed absent a shareholder vote. The Trust acknowledges that the Funds will seek shareholder approval to add a fundamental investment policy regarding commodities at the first reasonable opportunity (i.e., at the next shareholder meeting).

We believe that this submission fully responds to your comments. If you have any questions regarding the above response, please do not hesitate to contact Rachel Spearo of U.S. Bank Global Fund Services, the Trust’s sub-administrator, at (414) 516-1692 or rachel.spearo@usbank.com.
Sincerely,
/s/ Thomas J. Fuccillo
Thomas J. Fuccillo
Chief Legal Officer

cc:	J.G. Lallande, Esq.
Carl Gee, Esq.
Rachael L. Schwartz, Esq.
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